SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

July 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,005,930(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 95,005,930

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) IN

1  David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc., Fintech Telecom, LLC, Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,005,930 (2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 95,005,930

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

2  Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC, Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,005,930(3)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 95,005,930

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) HC

3  Fintech Telecom, LLC, together with David Martínez and Fintech Advisory Inc., exercises its rights over 36,832,408 of the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons Sofora Telecomunicaciones S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,832,408(4)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 36,832,408

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) HC, CO

4  Sofora Telecomunicaciones S.A. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through its participation in Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons Nortel Inversora S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,832,408(5)

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) HC, CO

5  Fintech Telecom, LLC may be deemed to have shared voting and shared dispositive power over the 36,832,408 of the Class B Shares (as defined in Item 1 below) set forth in this line item

Item 1.   Security and Issuer

This Amendment No. 13 (the “Thirteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Thirteenth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 is amended by adding the following:

In connection with the Merger, FM and CVH will undertake a split-off transaction (escision) in respect of VLG, as a result of which VLG would be split into two companies containing the capital stock of the Issuer corresponding to FM and CVH’s respective interests in VLG, and which would be owned solely by FM and CVH respectively.  FM, FTL and CVH will contribute a portion of their interests in the capital stock of the Issuer to a voting trust that would be subject to the shareholders agreement described below.

The Shareholders Agreement, dated July 7, 2017 (“TEO Shareholders Agreement”), among FTL, FAI, FM, VLG and CVH, regulates certain matters as to the corporate governance of the Issuer which will become effective upon completion of the Merger, while other provisions shall become effective simultaneously, upon effectiveness of the Merger. A copy of the TEO Shareholders Agreement is attached hereto as Exhibit 32 and incorporated herein by reference.

The TEO Shareholders Agreement provides, among other matters, the following:

•      Any capital stock of the Issuer as the surviving company, upon effectiveness of the Merger and the Corporate Reorganization (such capital stock, “Post-Merger Shares”), owned by VLG will be split off pro rata between FM and CVH based on their holdings of VLG membership interests as of the date of the split off;

•      Any shareholder party to the TEO Shareholders Agreement (any such shareholder, a “SHA Party”) are subject as of the date of the agreement to restrictions on the transfer of all their shares of the Issuer and the Issuer upon effectiveness of the Merger and the Corporate Reorganization, as applicable, including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of Post-Merger Shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of the Post-Merger Shares;

•      FTL and CVH (i) will each deposit certain Post-Merger Shares in a voting trust (the “Voting Trust”), which, when added to the Post-Merger Shares held by CVH, will exceed fifty percent (50%) of the outstanding Post-Merger Shares, and (ii) will each appoint a co-trustee who will be designated to vote the shares in accordance with the terms of a voting trust agreement to be entered into by the SHA Parties. The CVH Trust will cause its Post-Merger Shares to be voted pursuant to the instructions of the CVH co-trustee, except with respect to certain veto matters, in which case the FTL co-trustee will determine how the CVH Trust’s Post-Shares will be voted;

•      The Board of Directors of the Issuer will consist of 11 members.  Each of FTL, CVH and the Voting Trust will vote their Post-Merger Shares in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH subject to CVH and FTL satisfying certain ownership thresholds of the Post-Merger Shares;

•      Subject to CVH and FTL satisfying certain ownership thresholds of the Post-Merger Shares, CVH will be entitled to designate the Chief Executive Officer and other key employees of the Issuer and FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;

•      An executive committee of the Issuer will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds of Post-Merger Shares. In addition, CVH will be entitled to designate two members of the Issuer’s statutory audit committee and three members of the Issuer’s statutory supervisory committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the of statutory audit committee and two members of the statutory supervisory committee;

•      Prior to each shareholder meeting or any other meeting of the Issuer upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their Post-Merger Shares at such meeting in accordance with the provisions of the TEO Shareholders Ageement;

•      The Issuer is required to maintain a listing of the Class B Shares and the American Depositary Shares representing the Class B Shares on the Securities Market of Buenos Aires (Bolsas y Mercados Argentinos) or the New York Stock Exchange, respectively;

•      Each SHA Party and its respective affiliates is prohibited from acquiring any capital stock of the Issuer (prior to the Merger), any Post-Merger Shares (upon effectiveness of the Merger and Corporate Reorganization) or any capital stock of Nortel in each case from a third party without (i) proper notice to the other SHA Parties and (ii) the right for such other SHA Parties to purchase fifty percent (50%) of the shares to be purchased from the third-party; provided that CVH may acquire an additional two percent (2%) of any Post-Merger Shares without complying with the foregoing obligations.

•      In the event that a public acquisition offer (oferta pública de adquisición) is required in connection with the Merger, CVH will launch such public acquisition offer to acquire Class B Shares of the Issuer, and FTL will be jointly and severally liable for payment for, and will receive following the closing of such public acquisition offer, fifty percent (50%) of any Class B Shares of the Issuer tendered in such public acquisition offer;

•      Subject to satisfying certain ownership thresholds of the Post-Merger Shares, each of FTL and CVH, and certain other shareholders of the Issuer that subsequently become a SHA Party, will have certain veto rights over corporate governance matters of the Issuer, including those supermajority rights under the summary of the Merger Agreement;

•      The SHA Parties agree to cause the Issuer to declare and pay dividends if its consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments. FTL will be entitled to cause the Issuer to make dividend payments in excess of the Issuer’s dividend policy for so long as any Bono de Goce Class A (to be assumed by the Issuer in connection with the Corporate Reorganization) remains outstanding; and

•      Each SHA Party will have certain registration rights with respect to Class B Shares of the issuer subject to the SHA Party satisfying certain ownership thresholds of the Post-Merger Shares.

In addition, FTL and FAI entered into an Option Agreement, dated July 7, 2017 (“Option Agreement”), with FM and CVH, which provides CVH the option to purchase equity interests in a vehicle from FAI or FM, as the case may be, that contain or will contain 13.51% of the total outstanding capital of the Issuer (after giving effect to the Corporate Reorganization but prior to the Merger). The option is exercisable between the date on which the option price is paid and the earlier of (i) 60 days after the receipt of the authorization of the Merger from ENACOM, (ii) five business days prior to the effective date of the Merger and (iii) July 7, 2018. CVH will pay an exercise price of US$634,275,282 plus interest at a rate of 6% per annum, which will be reduced by any adjustments for the payment of dividends paid by the Issuer and certain liabilities of the relevant parties.   CVH will have the right to make certain advance payments, and in exchange for such advance payment, FM will grant a first ranking pledge over a certain percentage of its ownership of VLG. A copy of the Option Agreement is attached hereto as Exhibit 33 and incorporated herein by reference.

The summaries of the TEO Shareholders Agreement and the Option Agreement contained in this Thirteenth Amendment are qualified in their entirety by reference to their full versions attached as exhibits hereto.

Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following exhibits:

Exhibit Number	Description

32	Shareholders Agreement, dated as of July 7, 2017, among VLG Argentina LLC, Cablevisión Holding S.A., Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc.

33	Option Agreement, dated as of July 7, 2017, among Cablevisión Holding S.A., Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2017

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

FINTECH TELECOM, LLC

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

SOFORA TELECOMUNICACIONES S.A.

By:	/s/ Saturnino Funes
	Name:	Saturnino Funes
	Title:	President

NORTEL INVERSORA, S.A.

By:	/s/ Baruki González
	Name:	Baruki González
	Title:	President